Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0180 F: +1 202.637.3593 jamescain@ eversheds-sutherland.com

JAMES M. CAIN

DIRECT LINE: 202.383.0180

E-mail: jamescain@eversheds-sutherland.com

April 19, 2018

Via E-Mail

Coy Garrison

Special Counsel

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	United States Commodity Index Funds Trust Post-Effective Amendment to Registration Statement on Form S-1 File No. 333- 216819

Dear Mr. Garrison:

On behalf of our client, the United States Commodity Funds LLC (“USCF”), sponsor of the United States Commodity Index Funds Trust (the “Trust”), below we respond to your comments in your letter dated April 17, 2018 relating to the above-captioned registration statement for the United States Copper Index Fund (the “Fund”), a series of the Trust. Once it has been determined that we have adequately addressed your comments we will file a revised registration statement that takes into account the staff’s comments.

Governing Law; Consent to Delaware Jurisdiction, page 41

1.	Comment: Please add risk factor disclosure regarding the exclusive forum provision disclosed on page 41. Please address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Delaware law.

Response: We will add a risk factor that addresses your comment as follows:

The Trust Agreement Limits the Forum in Which Claims May be Brought Against USCF, the Trust, the Trustee or their Respective Directors and Officers

The rights of USCF, the Trust, CPER, DTC (as registered owner of CPER’s global certificate for shares) and the shareholders are governed by the laws of the State of Delaware. USCF, the Trust, CPER and DTC and, by accepting shares, each DTC Participant and each shareholder, consent to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware other than for a person to assert a claim of Delaware jurisdiction over USCF, the Trust or CPER.  As a result, any claims, suits, actions or proceedings arising out of or relating in any way to the Trust, the Delaware Statutory Trust Act (the “Trust Act”), the Trust Agreement or asserting a claim governed by the internal affairs (or similar) doctrine (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (i) the provisions of the Trust Agreement, or (ii) the duties (including fiduciary duties), obligations or liabilities of the Trust to USCF, the shareholders or the Trustee, or of USCF or the Trustee to the Trust, to the shareholders or each other, or (iii) the rights or powers of, or restrictions on, the Trust, the Trustee or the shareholders, or (iv) any provision of the Trust Act or other laws of the State of Delaware pertaining to trusts made applicable to the Trust pursuant to the Trust Act, or (v) any other instrument, document, agreement or certificate contemplated by any provision of the Trust Act or the Trust Agreement relating in any way to the Trust , shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction.

Coy Garrison Page 2

We believe this provision benefits us and the shareholders: (1) by having disputes resolved by a forum with the experience and established precedent for resolving these types of disputes under Delaware law, (2) by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, and, (3) as a result of the foregoing, limiting the time cost and uncertainty of litigation. However, this provision may limit the right of CPER’s shareholders to bring a claim in a judicial forum they believe is more favorable for its disputes against USCF, the Trust, or the Trustee. In addition, it may have the effect of discouraging lawsuits against USCF, the Trust, the Trustee, or their respective directors and officers. Although the Trust Agreement contains the exclusive choice of forum provision described above and such provisions are expressly permitted under the Trust Act, there are no court cases that we are aware of that have interpreted the Trust Act in this regard and thus, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. With the validity and enforceability of exclusive forum selection provisions still somewhat in question outside of the State of Delaware, there may be increased litigation over such provisions. Challenging shareholders might bring actions in courts outside of Delaware to attack a forum selection clause that specifies Delaware as the exclusive jurisdiction. A non-Delaware court could view negatively a forum selection clause in favor of Delaware, in particular, because such a provision may appear to divest the non-Delaware court of its legal jurisdiction.

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Please do not hesitate to contact me at (202) 383-0180 if you have any questions or comments.

Sincerely,

/s/ James M. Cain

James M. Cain

cc:

Carolyn Yu, General Counsel, United States Commodity Funds LLC

Daphne Frydman, Deputy General Counsel, United States Commodity Funds LLC

Joshua Lobert, Staff Attorney, Securities and Exchange Commission